AB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC Mail Processing Section FEB 29 2012 Washington, DC 125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main Street
(No. and Street)

Pipestone (City) MN (State) 56164 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd W. Morgan 507-825-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muelbroeck, Taubert & Company
(Name – *if individual, state last, first, middle name*)

P.O. Box 707 (Address) Pipestone (City) MN (State) 56164 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012136

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Clyd 3/9

OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEAN GREENHOFF
NOTARY PUBLIC-MINNESOTA
My Comm. Expires Jan. 31, 2015

Signature

Registered Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2011

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
BASIC FINANCIAL STATEMENTS		
Exhibit A	Balance Sheet	2
Exhibit B	Income Statement	3
Exhibit C	Statement of Cash Flows	4
NOTES TO THE FINANCIAL STATEMENTS		5 – 6
SUPPLEMENTARY INFORMATION		
Schedule 1	Net Capital Computation	7
Schedule 2	Schedule of Aggregate Indebtedness/Net Capital Ratio	8
Schedule 3	Schedule of Material Inadequacies	9
INDEPENDENT AUDITOR'S REPORT ON MONEY LAUNDERING COMPLIANCE PROGRAM		10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL		11

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Sally Helgeson, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying balance sheets of Stannard Financial Services, LLC (a Limited Liability Company) as of December 31, 2011 and 2010 and the related statements of income and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 7, 8, and 9 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP
Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

January 25, 2012

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2011 AND 2010

Assets	**2011**	**2010**
Current Assets		
Cash	8,496	9,618
Accounts Receivable	1,500	
Total Current Assets	9,996	9,618
Property and Equipment		
Equipment	22,700	22,214
Less Accumulated Depreciation	(20,272)	(19,896)
Total Property and Equipment	2,428	2,318
Total Assets	12,424	11,936
Liabilities and Members' Equity		
Current Liabilities		
Accrued Liabilities	841	951
Total Current Liabilities	841	951
Members' Equity	11,583	10,985
Total Liabilities and Members' Equity	12,424	11,936

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

Revenues	**2011**	**2010**
Commission Received	83,694	65,531
Interest Income	16	67
Other Revenue	6,950	6,000
Total Revenues	90,660	71,598
Expenses		
Salaries and Payroll Taxes	6,510	6,291
Guaranteed Payments to Member	33,733	21,467
Advertising	6,580	5,893
Depreciation	376	344
Miscellaneous	339	125
Dues and Subscriptions	6,762	6,068
Rent	6,002	6,873
Equipment Rental	92	611
Insurance	1,968	1,633
Licenses and Permits	1,838	1,656
Office Supplies	7,408	2,708
Postage	701	742
Professional Fees	2,103	3,801
Property Taxes	1,115	2,054
Repairs	2,377	2,492
Telephone	5,875	6,531
Travel/Entertainment/Meals	3,276	1,690
Utilities	3,007	3,001
Total Expenditures	90,062	73,980
Net Income (Loss)	598	(2,382)
Members' Equity-January 1	10,985	13,367
Members' Equity-December 31	11,583	10,985

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

Cash Flows From Operating Activities	**2011**	**2010**
Net Income (Loss)	598	(2,382)
Adjustments To Reconcile Net Income To Net		
Cash Provided By Operating Activities:		
Depreciation	376	344
(Income) Decrease in Accounts Receivable	(1,500)	
Increase (Decrease) in Accrued Liabilities	(110)	20
Net Cash Provided (Used) By Operating Activities	(636)	(2,018)
Cash Flows From Capital and Related Financing Activities		
Purchase of Property and Equipment	(486)	
Net Increase (Decrease) in Cash	(1,122)	(2,018)
Cash at January 1	9,618	11,636
Cash at December 31	8,496	9,618

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. **Nature of Operations**

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. **Property, Equipment and Depreciation**

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2011 and 2010, depreciation expense was $376 and $344, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. **Income Taxes**

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 **Summary of Significant Accounting Policies – continued**

D. **Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. **Cash and Cash Equivalents**
The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

F. **Advertising**
The Company expenses advertising costs as incurred. Total advertising expenses for the year were $6,580 and $5,893 for 2011 and 2010 respectively.

G. **Limited Liability of Members**
Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**
The company leases its computer system and office space. The firm's lease calls for rent to be paid each month March through December. The lease payments are flexible and determined by the owner of the property, Todd Morgan who is a 100% owner and member of Stannard Financial Services, LLC. Rents not paid do not accrue as a liability of the company due to the common ownership.

Note 3 **Related Party**
Todd Morgan is the sole member of Stannard Financial Services, LLC. The firm leases office space and equipment from Todd Morgan as described in Note 2.

Note 4 **Subsequent Events**
Subsequent events have been evaluated through January 25, 2012, which is the date the financial statements were available to be issued.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2011 AND 2010

	2011	2010
Total Assets	12,424	11,936
Total Liabilities	841	951
Net Capital	11,583	10,985
Adjustments:		
Property and Equipment (Non-allowable Assets)	(2,428)	(2,318)
Total Adjustments	(2,428)	(2,318)
Adjusted Net Capital	9,155	8,667
Required Net Capital	5,000	5,000
Excess Net Capital	4,155	3,667

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2011 AND 2010

	2011	2010
Aggregate Indebtedness	841	951
Net Capital	9,155	8,667
Ratio of Aggregate Indebtedness to Net Capital	9.19%	10.97%

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 3

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2011 AND 2010

Material Inadequacies

None

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Sally Helgeson, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT ON MONEY LAUNDERING COMPLIANCE PROGRAM

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have reviewed the compliance of Stannard Financial Services, LLC with their Anti-Money Laundering Compliance Program in effect for the twelve months ended December 31, 2011, as conducted in conformity with standards established by the American Institute of Certified Public Accountants. Our review consisted of testing the following:

1. Obtaining a copy of the Anti-Money Laundering compliance Program as adopted by Stannard Financial Services, LLC and review of those procedures.

2. Selecting a sample of clients from the client list and verifying compliance with the firms Anti-Money Laundering Compliance Program including OFAC and Customer Identification Program (CIP).

3. Reviewed continuing education with member Todd Morgan.

The management of Stannard Financial Services, LLC is responsible for establishing and maintaining their Anti-Money Laundering Compliance Program. The objectives of the Anti-Money Laundering Compliance Program are to provide management with reasonable, but not absolute, assurance that management is complying with the Anti-Money Laundering Compliance Program. Because of inherent limitations in an Anti-Money Laundering Compliance Program, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the Anti-Money Laundering Compliance Program to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In our opinion, the Anti-Money Laundering Compliance Program of Stannard Financial Services, LLC in effect for the twelve months ended December 31, 2011 met the objective of compliance with regulatory guidelines.

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
January 25, 2012

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Sally Helgeson, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited Stannard Financial Services, LLC's internal control over financial reporting as of December 31, 2011 Stannard Financial Services, LLC's management is responsible for maintaining effective control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in, accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company: (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stannard Financial Services, LLC maintained in all material respects, effective internal control over financial reporting as of December 31, 2011in accordance with U.S. generally accepted auditing standards.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
January 25, 2012